"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

02060155

02 DEC -3 AM 10:01

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 18.11.2002

SUPPL

ORK – Trade in Elkem subject to notification

Orkla's Financial Investments area has on 15 November 2002 bought 45,630 shares in Elkem ASA at a price of NOK 175.39 per share. After this transaction Orkla including subsidiaries owns 19,118,472 Elkem shares, representing 38.8% of the share capital.

dlw 12/4

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 18.11.02

ORK – Trade subject to notification: own shares

Orkla ASA has on 15 November 2002 bought 100,000 Orkla shares at a price of NOK 119.50 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 7,944,232.

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 21.11.2002

ORK – Trade in Elkem subject to notification

Orkla's Financial Investments area has on 21 November 2002 bought 37,108 shares in Elkem ASA at a price of NOK 176 per share. After this transaction Orkla including subsidiaries owns 19,174,130 Elkem shares, representing 38.9% of the share capital.